As filed with the Securities and Exchange Commission on April 6, 2001
                                                            File No. 333-38550
                                                                 No. 811-09973

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM N-2


        /x/ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      /_/ Pre-Effective Amendment No.
                     /x/ Post-Effective Amendment No. 1
                                   and/or
 /x/  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                         /x/ Amendment No. 4


                    EXCELSIOR VENTURE INVESTORS III, LLC
             (Exact name of registrant as specified in charter)
            114 WEST 47TH STREET, NEW YORK, NEW YORK 10036-1532
(Address of Principal Executive Offices (Number, Street, City, State, Zip Code)
     REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE (212) 852-3125


                               DAVID I. FANN
                            DOUGLAS A. LINDGREN
                    EXCELSIOR VENTURE INVESTORS III, LLC
            114 WEST 47TH STREET, NEW YORK, NEW YORK 10036-1532
                  (Name and Address of Agents for Service)

                              COPIES TO:

THOMAS A. DECAPO, ESQ.                    IRENE S. GREENBERG, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER             UNITED STATES TRUST COMPANY
  & FLOM LLP                                OF NEW YORK
ONE BEACON STREET                         114 WEST 47TH STREET
BOSTON, MA  02108-3194                    NEW YORK, NEW YORK  10036-1532
PHONE NO.: (617) 573-4814                 PHONE NO.: (212) 852-1367
FAX NO.:   (617) 573-4822                 FAX NO.:  (212) 852-1310


         If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box......................./x/



                           CROSS REFERENCE SHEET

  PART A
ITEM NUMBER                                                           LOCATION IN PROSPECTUS
-----------                                                           ----------------------

Item 1.          Outside Front Cover...........................  Outside Front Cover

Item 2.          Cover Pages; Other Offering Information.......  Inside Front and Outside Back Cover Page

Item 3.          Fee Table and Synopsis........................  Fee Table; Prospectus Summary

Item 4.          Financial Highlights..........................  Not applicable

Item 5.          Plan Of Distribution..........................  The Offering; Selling Arrangements

Item 6.          Selling Shareholders..........................  Not applicable

Item 7.          Use of Proceeds...............................  Use Of Proceeds

Item 8.          General Description of the Registrant.........  Outside Front Cover; The Fund; Investment
                                                                 Objective and Policies; Risk Factors

Item 9.          Management....................................  Management

Item 10.         Capital Stock, Long-Term Debt, and Other
                          Securities...........................  Description of Units

Item 11.         Defaults and Arrears on Senior Securities.....  Not applicable

Item 12.         Legal Proceedings.............................  Not applicable

Item 13.         Table of Contents of the Statement of           Table of Contents of the Statement
                          Additional Information...............  of Additional Information

   PART B
ITEM NUMBER

Item 14.         Cover Page....................................  Outside Front Cover

Item 15.         Table of Contents.............................  Outside Front Cover

Item 16.         General Information and History...............  The Fund

Item 17.         Investment Objectives and Policies............  Investment Objective and Policies

Item 18.         Management....................................  Management

Item 19.         Control Persons and Principal Holders of
                          Securities...........................  Management

Item 20.         Investment Advisory and Other Services........  Management

Item 21.         Brokerage Allocation and Other Practices......  Brokerage Allocation and Other Practices

Item 22.         Tax Status....................................  Certain Federal Income Tax Considerations

Item 23.         Financial Statements..........................  Financial Statements



                              EXPLANATORY NOTE


        This Post-Effective Amendment No. 1 to the registration statement on Form N-2 (File Nos. 333-38550 and 811-09973) of Excelsior Venture Investors III, LLC is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, for the sole purpose of adding the form of Subscription Agreement between Excelsior Venture Investors III, LLC and Excelsior Venture Partners III, LLC as Exhibit (k) to the registration statement and accordingly, shall become effective immediately upon filing with the Securities and Exchange Commission. The amended and restated prospectus and statement of additional information filed with the Securities and Exchange Commission on March 27, 2001 pursuant to Rule 497 of the Securities Act of 1933 are incorporated by reference into this Post-Effective Amendment No. 1 in their entirety.


PART C - OTHER INFORMATION

Item 24.  FINANCIAL STATEMENTS AND EXHIBITS

         1.  Part A:  Financial Statements of the Fund
                         Report of Independent Auditors.***
                         Statement of Assets and Liabilities.***
                         Notes to Financial Statements.***

                      Financial Statements of the Portfolio
                         Report of Independent Auditors.***
                         Statement of Assets and Liabilities.***
                         Notes to Financial Statements.***

             Part B:  Not applicable.

         2.  Exhibits
                  (a)      (1)      Certificate of Formation of Limited
                                    Liability Company filed June 1, 2000.*
                           (2)      Certificate of Amendment filed August
                                    30, 2000.**
                           (3)      Form of Limited Liability Company
                                    Operating Agreement.***
                  (b)      Not applicable.
                  (c)      Not applicable.
                  (d) Specimen Certificate of the Fund's Units, the rights of holders of which are defined in
                           Exhibit (a)(3).***
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (g)      Form of Investment Advisory Agreement between
                           the Fund and U.S. Trust Company.***
                  (h)      (1)      Form of Distribution Agreement between
                                    the Fund and Charles Schwab & Co.,
                                    Inc.***
                           (2)      Form of Selling Agent Agreement among
                                    Charles Schwab & Co., Inc., the Fund
                                    and the selling agents.***
                  (i)      Not applicable.
                  (j)      (1)      Form of Custodian Agreement between the
                                    Fund and PFPC Trust Company.***
                           (2)      Form of Administration, Accounting and
                                    Investor Services Agreement between the
                                    Fund and PFPC Inc.***
                           (3)      Form of Escrow Agreement among the
                                    Fund, PNC Bank, Delaware and PFPC
                                    Inc.***
                  (k)      Form of Subscription Agreement between the Fund
                           and Excelsior Venture Partners III, LLC.
                  (l) Opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP.***
                  (m)      Not applicable.
                  (n)      (1)      Form of opinion and consent of Skadden,
                                    Arps, Slate, Meagher and Flom LLP as to
                                    certain tax matters.***
                           (2)      Consent of Ernst & Young, LLP
                                    independent auditors.***
                  (o)      Not applicable.
                  (p)      (1)      Form of Subscription Agreement for
                                    investment in Units of the Fund.***
                           (2)      Agreement with respect to seed capital.***
                  (q)      Not applicable.
                  (r)      (1)      Code of Ethics of the Fund.***
                           (2)      Code of Ethics of U.S. Trust Company,
                                    United States Trust Company of New York
                                    and the selling agents.***
                           (3)      Code of Ethics of the Distributor.***
                  (s)      (1)      Power of Attorney.*
                           (2)      Power of Attorney.**

*Incorporated by reference to the Fund's registration statement on Form N-2 (File Nos. 333-38550 and 811-09973), filed on June 5, 2000.
**Incorporated by reference to the Fund's amended registration statement on Form N-2 (File Nos. 333-38550 and 811-09973), filed on September 20, 2000.
*** Incorporated by reference to the Fund's amended registration statement on Form N-2 (File Nos. 333-38550 and 811-09973), filed on November 8, 2000.

Item 25.  MARKETING ARRANGEMENTS

         See the Form of Distribution Agreement and Form of Selling Agent Agreement filed as Exhibits 2(h)(1) and (2) as well as the Fund's prospectus under the caption "Selling Arrangements."

Item 26.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses, payable by the Fund, in connection with the issuance and distribution of the securities covered by this registration statement.

              Securities and Exchange Commission fees.............. $52,800

              Printing............................................. $60,000

              Legal fees and expenses..............................$175,000

              Miscellaneous........................................ $20,000
                                                                    -------

                                         Total...................  $307,800
                                                                   ========

Item 27.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH REGISTRANT

         Upon conclusion of the public offering of the Fund's shares, it is anticipated that no person will be controlled by or under common control with the Fund.

Item 28.  NUMBER OF HOLDERS OF SECURITIES AS OF MARCH 20, 2001

Title of Class                                     Number of Record Holders

Units of Membership Interest,
without par value..........................................3

Item 29.  INDEMNIFICATION

         The Fund's Investment Advisory Agreement provides for indemnification by the Fund of the Fund's Adviser, from any and all losses, claims, damages, liabilities or expenses (including reasonable counsel fees and expenses) not resulting from willful misfeasance, bad faith or gross negligence in the performance by the Fund's Adviser of its duties thereunder or the reckless disregard of its obligations and duties under the Fund's Investment Advisory Agreement.

         By subscribing for Units, each member agrees to indemnify and hold harmless the Fund, the Fund's Adviser, the members of the Board of Managers, each appropriate officer and each other member and any successor or assign of any of the foregoing, from and against all losses, claims, damages, liabilities, costs and expenses (including losses, claims, damages, liabilities, costs and expenses of any judgments, fines and amounts paid in settlement), joint or several, to which those persons may become subject by reason of or arising from any transfer made by that member in violation of the Operating Agreement or any misrepresentation made by that member in connection with any purported transfer. A similar indemnification is required to be made by a permitted transferee. The Operating Agreement provides that the members of the Board of Managers shall not be personally liable to the Fund for the debts, obligations or liabilities of the Fund; obligated to cure any deficit in any capital account; required to return all or any portion of any capital contribution; or required to lend any funds to the Fund. The Operating Agreement also provides that no member of the Board of Managers, appropriate officer, member, investment adviser, distributor or selling agent of or for the Units of the Fund, or any of their respective affiliates, shareholders, partners, officers, directors, members, employees, agents and representatives shall have any liability, responsibility, or accountability in damages or otherwise to any member or the Fund for any action or inaction on the part of the Fund or otherwise in connection with the business or affairs of the Fund or any Portfolio Company. The Operating Agreement contains provision for the indemnification, to the extent permitted by law, of the Board of Managers, appropriate officers, members, investment advisers, distributor or selling agent and any of their respective affiliates, shareholders, partners, officers, directors, members, employees, agents and representatives by the Fund, but not by the members individually, against any liability and expense to which any of them may become liable which arises out of or in connection with the performance of their activities on behalf of the Fund. The rights of indemnification and exculpation provided under the Operating Agreement do not provide for indemnification to which the indemnified person would otherwise be subject to as a result of their willful misfeasance, bad faith, gross negligence or reckless disregard of their duties under the Operating Agreement.

         Pursuant to the Distribution Agreement and the Selling Agent Agreement, the Fund agrees to indemnify the Distributor and Selling Agent against certain civil liabilities, including liabilities under the federal securities laws.

Item 30.  BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER.

         U.S. Trust Company, the Fund's Investment Adviser, provides asset management, private banking and fiduciary services. For the names and principal businesses of the directors and certain senior executive officers of U.S. Trust Company, including those who are engaged in any other business, profession, vocation or employment of a substantial nature, see the Fund's prospectus under the caption "Management."

Item 31. LOCATION OF ACCOUNTS AND RECORDS

         The accounts and records of the Fund will be maintained at the office of PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.

Item 32.  MANAGEMENT SERVICES

         Except as described in the prospectus under the caption
"Management," the Fund is not a party to any management service related contract.

Item 33.  UNDERTAKINGS

         The Fund undertakes to suspend the offering of its units until it amends its prospectus if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         The Fund additionally undertakes, pursuant to Rule 415 under the Securities Act, as follows:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.


                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of April, 2001.


                                      EXCELSIOR VENTURE INVESTORS III, LLC


                                      By: /s/  David I. Fann
                                          ----------------------------------
                                          David I. Fann, Co-Chief Executive
                                          Officer and President
                                          (principal executive officer)


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:



         Signature                                 Title                                 Date


    /s/ David I. Fann                   Co-Chief Executive Officer and President      April 6, 2001
------------------------------------    (principal executive officer)
        David I. Fann


     /s/ Douglas A. Lindgren*            Co-Chief Executive Officer and               April 6, 2001
------------------------------------     Chief Investment Officer
         Douglas A. Lindgren             (principal executive officer)


     /s/ Brian F. Schmidt*               Chief Financial Officer                      April 6, 2001
-----------------------------------      (principal financial and accounting
         Brian F. Schmidt                officer)


     /s/ John C. Hover II*               Manager                                      April 6, 2001
-----------------------------------
         John C. Hover II


     /s/ Gene M. Bernstein*              Manager                                      April 6 2001
-----------------------------------
         Gene M. Bernstein


     /s/ Stephen V. Murphy*              Manager                                      April 6, 2001
-----------------------------------
         Stephen V. Murphy


     /s/ Victor F. Imbimbo, Jr.*         Manager                                      April 6, 2001
-----------------------------------
         Victor F. Imbimbo, Jr.


*by:  /s/  David I. Fann
     --------------------------------
          David I. Fann,
          Attorney-in-Fact



                                 SIGNATURES

         Excelsior Venture Partners III, LLC has duly caused this registration statement on Form N-2 of Excelsior Venture Investors III, LLC (File Nos. 333-38550 and 811-09973) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of April, 2001.


                                       EXCELSIOR VENTURE PARTNERS III, LLC


                                       By:  /s/ David I. Fann
                                            ---------------------------------
                                            David I. Fann, Co-Chief Executive
                                            Officer and President
                                            (principal executive officer)


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:


        Signature                                    Title                              Date


/s/  David I. Fann                       Co-Chief Executive Officer and President       April 6, 2001
-------------------------------          (principal executive officer)
     David I. Fann


/s/ Douglas A. Lindgren *                Co-Chief Executive Officer and                 April  6, 2001
------------------------------           Chief Investment Officer
    Douglas A. Lindgren                  (principal executive officer)


/s/  Brian F. Schmidt*
------------------------------           Chief Financial Officer                        April  6, 2001
     Brian F. Schmidt                    (principal financial and accounting
                                         officer)


/s/ John C. Hover II*                    Manager                                        April  6, 2001
-----------------------------
   John C. Hover II


/s/ Gene M. Bernstein*                   Manager                                        April  6, 2001
------------------------------
    Gene M. Bernstein


/s/ Stephen V. Murphy*                   Manager                                        April  6, 2001
------------------------------
    Stephen V. Murphy


/s/ Victor F. Imbimbo, Jr.*              Manager                                        April  6, 2001
------------------------------
    Victor F. Imbimbo, Jr.


*by: /s/  David I. Fann
     -------------------------
        David I. Fann
        Attorney-in-Fact



                    EXCELSIOR VENTURE INVESTORS III, LLC
             (Exact Name of Registrant as Specified in Charter)

                               EXHIBIT INDEX


         Exhibit  No.      Exhibit
         ------------      -------

                  (a)      (1)      Certificate of Formation of Limited Liability Company filed
                                    June 1, 2000.*
                           (2)      Certificate of Amendment filed August 30, 2000.*
                           (3)      Form of Limited Liability Company Operating Agreement.*
                  (b)      Not applicable.
                  (c)      Not applicable.
                  (d)      Specimen Certificate of the Fund's Units, the rights of holders of which are defined in Exhibit (a)(3).*
                  (e)      Not applicable.
                  (f)      Not applicable.
                  (g)      Form of Investment Advisory Agreement between the Fund and U.S. Trust Company.*
                  (h)      (1)      Form of Distribution Agreement between the Fund and Charles
                                    Schwab & Co., Inc.*
                           (2)      Form of Selling  Agent Agreement among Charles Schwab & Co.,
                                    Inc., the Fund and the selling agents.*
                  (i)      Not applicable.
                  (j)      (1)      Form of Custodian Agreement between the Fund and PFPC Trust
                                    Company.*
                           (2)      Form of Administration, Accounting and Investor Services
                                    Agreement between the Fund and PFPC Inc.*
                           (3)      Form of Escrow Agreement among the Fund, PNC Bank, Delaware and
                                    PFPC Inc.*
                  (k)      Form of Subscription Agreement between the Fund and Excelsior Venture
                           Partners III, LLC.
                  (l)      Opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP.*
                  (m)      Not applicable.
                  (n)      (1)      Form of opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP as to certain tax matters.*
                           (2)      Consent of Ernst & Young, LLP independent auditors.*
                  (o)      Not applicable.
                  (p)      (1)      Form of Subscription Agreement for investment in Units of the
                                    Fund.*
                           (2)      Agreement with Respect to seed capital.*
                  (q)      Not applicable.
                  (r)      (1)      Code of Ethics of the Fund.*
                           (2)      Code of Ethics of U.S. Trust Company, United States Trust
                                    Company of New York and the selling agents.*
                           (3)      Code of Ethics of the Distributor.*
                  (s)      (1)      Power of Attorney.*
                           (2)      Power of Attorney.*


* Incorporated by reference.

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